1/10/2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Brian R. Cascio, Accounting Branch Chief, Division of Corporation Finance

RE:           Response to SEC Comment Letter dated 12/21/07

Dear Mr. Cascio,

We received a letter from you dated December 21, 2007 with an additional comment to our response letter filed on October 18, 2007.  (File No. 0-32501).

We are pleased to provide the following response to your comment.

SEC Comment:

Form 10-K for the fiscal year ended December 31, 2006
We refer to your response to comment 3 from our letter dated September 27, 2007.  Please expand the future filings to further explain:

•	Why you believe the proportional performance methodology is appropriate in your circumstances.
•	How you identified the milestones, how they are consistent with the underlying agreements and why you believe they are substantive.
•	Why you believe the relative values assigned to those milestones are appropriate, including a description of the objective evidence you considered in measuring those values.
•	Why you believe the costs to be incurred in achieving the various milestones are subject to reasonable estimation.

You indicate that the values assigned to the milestones involved substantial judgment.  Please provide clear disclosure of all significant assumptions and judgments on which these subjective allocations were based.

Company response:

We will expand our future filings to include language consistent with the following (in addition to the disclosure language noted in our previous response to Comment #3 dated October 18, 2007):

Proportional performance methodology was elected due to the nature of our development obligations and efforts in support of the Joint Venture (“JV”), including product development activities, and regulatory efforts to support the commercialization of the JV products. The application of this methodology uses the achievement of R&D milestones as outputs of value to the JV.  We received up-front, non-refundable payments in connection with these development obligations, which we have broken down into specific R&D milestones that are definable and substantive in nature, and which will result in value to the JV when achieved.  Revenue will be recognized as the above mentioned R&D milestones are completed.

We established the R&D milestones based upon our development obligations to the JV and the specific R&D support activities to be performed to achieve these obligations.  Our R&D milestones consist of the following primary performance categories:  product development, regulatory approvals, and generally associated pre-clinical and clinical trials.   Within each category are milestones that take substantive effort to complete and are critical pieces of the overall progress towards completion of the next generation product, which we are obligated to support within the agreements entered into with Olympus.

To determine whether substantive effort was required to achieve the milestones, we considered the external costs, required personnel and relevant skill levels, the amount of time required to complete each milestone, and the interdependent relationships between the milestones, in that the benefits associated with the completion of one milestone generally support and contribute to the achievement of the next.

Determination of the relative values assigned to each milestone involved substantial judgment.  The assignment process was based on discussions with persons responsible for the development process and the relative costs of completing each milestone.  We considered the costs of completing the milestones in allocating the portion of the “deferred revenues, related party” account balance to each milestone.  Management believes that, while the costs incurred in achieving the various milestones are subject to estimation, due to the high correlation of such costs to outputs achieved, the use of external contract research organization (“CRO”) costs and internal labor costs as the basis for the allocation process provides management the ability to accurately and reasonably estimate such costs.

You may contact us at (858) 458-0900 if you have any questions regarding our responses.

Sincerely,

/s/ Christopher J. Calhoun
Christopher J. Calhoun
Chief Executive Officer

/s/ Mark E. Saad
Mark E. Saad
Chief Financial Officer